UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
Publicly-held company

Corporate Taxpayer’s ID (CNPJ) no. 02.429.144/0001 -93
Corporate Registry (NIRE) no. 353.001.861 -33

EXCERPT FROM THE MINUTES TO THE 101ST BOARD OF DIRECTORS MEETING
HELD ON JUNE 27, 2007

1. DATE, TIME AND PLACE: On June 27, 2007, at 2 pm, at the headquarters of Companhia Paulista de Força e Luz, located at Rodovia Campinas Mogi-Mirim, Km 2,5, in the city of Campinas, state of São Paulo.

2. CALL NOTICE: The meeting was summoned pursuant to Paragraph 2 of Article 18 of the Company’s Bylaws.

3. ATTENDANCE: All the members of the Company’s Board of Directors attended the meeting. The Executive Officers of CPFL Energia S.A. (“CPFL Energia” or “Company”) also attended this meeting.

4. PRESIDING BOARD: Chairman - Luiz Anibal de Lima Fernandes and Secretary - Gisélia Silva.

5. AGENDA AND RESOLUTIONS TAKEN:

Waived the reading of the Agenda, in view of the awareness of all the attending members, the Meeting decided that these minutes would be drawn up in the summary format, being permitted the right to present manifestations and dissenting opinions, which shall be filed at the Company’s headquarters.

Following the preliminary explanations, the Chairman of the Board informed to the attending members that the vote of the Board Members appointed by the majority shareholders shall be calculated pursuant to items 5.1 and 7.1 of the Company’s Shareholder Agreement of March 22, 2002, as amended on August 27, 2002 and November 5, 2003.

After the analysis and discussions on the matters of the Agenda, the following issues were dealt with and these resolutions were taken by unanimous vote and without qualification:

(i)  (i.i) The attending members were acquainted with the joint meeting of the Personnel Management and Management Process Committees held on June 4 and with the Management Process Committee meeting held on June 6;
      (i.ii) The attending members validated the Work Request Forms of the Board of Directors to the Strategy Work Committee (STCA-200701) and to the Energy Purchase Work Committee (STCA-200702); and
      (i.iii) the attending members appointed the Energy Purchase Work Committee members;

(ii)  The attending members were acquainted with the material facts reported by the Chief Executive Officer;

(iii)  The attending members approved the minutes of the Company’s 98th, 99th and 100th Board of Directors Meetings held on May 30, June 18 and 20, 2007, respectively;

(iv)  (iv.i) The attending members approved, according with the procedures set forth in items 3.3, 5.2, 5.3 and 5.4 of the Policy on Fund Raising and Tendering of Guarantees of CPFL Energia S.A. and Subsidiaries, as per item “u” of Article 18 of the Company’s Bylaws, the tendering of guarantees by CPFL Energia, as either sureties or aval guarantees, the short and medium-term fund raising, intended to the refinancing of debt

CPFL ENERGIA S.A.
Publicly-held company

Corporate Taxpayer’s ID (CNPJ) no. 02.429.144/0001 -93
Corporate Registry (NIRE) no. 353.001.861 -33

of subsidiaries Rio Grande Energia S.A. (“RGE”) and CPFL Geração de Energia S.A. (“CPFL Geração”), with a financial institution to be defined by the Executive Committee; and (iv.ii) the attending members recommended an affirmative vote by the members of the Board of Directors of RGE and CPFL Geração to the approval of their respective fund raising programs, as per item (iv.i) above;

(v) the attending members approved the conditions set forth for the granting of loan to be contracted by the subsidiary Foz Chapecó Energia S.A. (“Foz Chapecó” or “Beneficiary”) with the National Bank of Social and Economical Development (“BNDES”) and Onlending Agencies, in the amount of until one billion, six hundred fifty-five million, eight hundred thirty-eight thousand reais (R$1,655,838,000.00), intended for the works of Empreendimento Foz do Chapecó and the mediation of CPFL Energia and CPFL Geração as Intervenors, pursuant to the terms and conditions provided for in the Decision of the Executive Management of BNDES which approves the transaction and its respective Exhibits.

(vi) The attending members recommended an affirmative vote, by the members of the Board of Directors, to the approval of the subsidiaries CPFL Paulista (Decision of the Executive Management no. 2007060), CPFL Piratininga (Decision of the Executive Management no. 2007048), and CPFL Geração (Decision of the Executive Management no. 2007020), and the statement of Interest on Own Capital, based on the results ascertained on June 30, 2007; and

(vii) The attending members were acquainted with the interactions between the Executive Committee and the Strategy Commission in June, for the analysis of the appraisal results of the "Stockholm Project".

6. CLOSURE: There being no further business to transact, the meeting was concluded and these minutes drawn up, which were then read, approved and signed by all the attending Board Members and by the Secretary. Luiz Anibal de Lima Fernandes (Chairman), Cecília Mendes Garcez Siqueira, Francisco Caprino Neto, Otávio Carneiro de Rezende, Milton Luciano dos Santos, Martin Roberto Glogowsky, Ana Dolores Moura Carneiro de Novaes and Gisélia Silva (Secretary).

This is an excerpt and free English translation of the original instrument drawn up in the Company’s records.

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.